Exhibit 99.1

Eco Wave Power and Fortune 500 Giant Bharat Petroleum (BPCL) to Tap into India’s 40,000 MW Wave Energy Potential with Landmark MoU

TEL AVIV, Israel – February 13, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leader in onshore wave energy technology, today announced that it signed a Memorandum of Understanding (MoU) with Bharat Petroleum Corporation Limited (BPCL) during India Energy Week 2025 on February 13, 2025. This agreement marks a pivotal step in introducing wave energy as a key component of India’s renewable energy strategy.

The agreement was signed by Mr. Chandrasekhar N, Head of Research and Development, BPCL and Ms. Inna Braverman, Founder and CEO, Eco Wave Power in the presence of Honorable Minister Hardeep Singh Puri, Minister of Petroleum and Natural Gas of the Government of India and the Chairman and Managing Director of BPCL, Mr. G. Krishnakumar.

The collaboration aligns with India’s Ministry of New and Renewable Energy’s (MNRE) recognition of ocean energy as a promising renewable resource, with an estimated 40,000 MW of untapped potential along the country’s coastline.

BPCL, a government-owned Fortune 500 oil and gas giant with a market capitalization of approximately $12 billion, has identified Eco Wave Power as a strategic partner following an extensive evaluation of wave energy technologies. The collaboration aligns with India’s Ministry of New and Renewable Energy’s (MNRE) recognition of ocean energy as a promising renewable resource, with an estimated 40,000 MW of untapped potential along the country’s coastline.

As part of BPCL’s commitment to achieving Net Zero emissions by 2040, the company is expanding its renewable energy initiatives. Under this MoU, Eco Wave Power and BPCL will jointly develop wave energy projects across India, beginning with a feasibility study. The first phase will include the deployment of a 100 kW pilot project at BPCL’s Mumbai Oil Terminals, with plans for larger commercial-scale installations across the country.

BPCL will oversee regulatory approvals, permits, and land use consents, while Eco Wave Power will provide its patented wave energy conversion technology, conduct research, and optimize power generation efficiency.

This partnership provides Eco Wave Power with a direct entry point into one of the world’s fastest-growing renewable energy markets, leveraging BPCL’s vast infrastructure and financial strength. India’s commitment to increasing its renewable energy capacity, combined with BPCL’s strategic vision, presents a significant commercial opportunity for Eco Wave Power’s scalable and cost-effective technology.

Inna Braverman, Founder and CEO of Eco Wave Power, commented:

“Partnering with BPCL, one of India’s largest energy companies, is a transformative moment for Eco Wave Power. With over 250 million people living along India’s 7,516 km coastline, the potential for wave energy is enormous. This MoU represents a major step toward positioning wave energy as a mainstream power source in India’s clean energy transition.”

In parallel with the signing ceremony, Eco Wave Power’s wave energy generation model have been showcased at the Net Zero pavilion during India Energy Week 2025 in New Delhi, providing industry leaders and policymakers firsthand insight into its technology.

Additionally, Inna Braverman will speak at the 9th Annual Global Business Summit (GBS) on February 14-15, 2025, in New Delhi, where she will discuss the vast potential for wave energy in India. The GBS, hosted by The Times Group—India’s largest media conglomerate, attracts global thought leaders, government officials, and industry pioneers, including attendees such as India’s Prime Minister Narendra Modi.

For more information about India Energy Week 2025, visit:

https://www.indiaenergyweek.com/event/2025/summary.

For more information about the 9th Annual Global Business Summit please visit: https://etnowgbs.com/

About Bharat Petroleum Corporation Limited (BPCL)

Bharat Petroleum Corporation Limited (BPCL) is a leading Fortune 500 oil and gas company owned by the Government of India. With a strong presence in refining, marketing, and distribution, BPCL operates major refineries in Mumbai, Kochi, and Bina, supplying high-quality fuels, lubricants, and petrochemicals across domestic and international markets. The company has an extensive retail and supply network, playing a vital role in India’s energy security. Committed to innovation and sustainability, BPCL is actively advancing clean energy solutions, digital transformation, and customer-centric initiatives to drive the future of energy.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses when it discusses that the MoU with BPCL marks a pivotal step in introducing wave energy as a key component of India’s renewable energy strategy, an estimated 40,000 MW of untapped potential of ocean energy along India’s coastline, the first phase of the project, BPCL’s and Company’s plans for larger commercial-scale installations across the country, and that this collaboration provides Eco Wave Power with a direct entry point into one of the world’s fastest-growing renewable energy markets. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. The Company may not ultimately reach any definitive agreement in furtherance of the non-binding MoU with BPCL. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.